Exhibit 99.1

Neuronetics and Greenbrook TMS Announce Six Year Exclusive Partnership

MALVERN, Pa. and TORONTO, January 19, 2023 (GLOBE NEWSWIRE) -- Neuronetics, Inc. (NASDAQ: STIM), a commercial-stage medical technology company focused on designing, developing, and marketing products that improve the quality of life for patients who suffer from neurological health disorders (“Neuronetics”), and Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH), a leading provider of transcranial magnetic stimulation (“TMS”) therapy (“Greenbrook”), today announced an expanded commercial partnership through year end 2028.

Under the partnership agreement, Neuronetics will be the exclusive supplier of TMS equipment to Greenbrook. Over time, Neuronetics’ NeuroStar devices will replace competitive TMS devices at Greenbrook locations.

The Companies will work jointly to grow through co-branding and co-marketing programs, enhanced patient and clinician awareness, improved patient access to care, and collaboration on product development and publications. The agreement also has minimum purchase commitments, and all treatment session purchases will convert to a “per-click” consumable model.

“I'm happy to say we are expanding and deepening our long-term partnership with Greenbrook, the leading provider of TMS in the industry,” said Keith J. Sullivan, President and Chief Executive Officer of Neuronetics. “With this comprehensive exclusive agreement, Neuronetics and Greenbrook will be able expand upon our market leading positions and bring the benefits of NeuroStar Advanced Therapy to the many patients who are suffering from mental disorders.”

“This agreement brings our two companies closer together as we jointly seek to provide relief to a growing number of patients,” said Bill Leonard, President and Chief Executive Officer of Greenbrook. “This expanded partnership will deliver several important synergies, including increased patient awareness and access to care, which we believe will ultimately allow us to materially advance the proliferation of TMS as a non-drug alternative for the treatment of mental disorders, including depression, anxiety, and obsessive-compulsive disorder.”

About Neuronetics

Neuronetics, Inc. believes that mental health is as important as physical health. As a global leader in neuroscience and the largest TMS company in the industry, Neuronetics is redefining patient and physician expectations by designing and developing products that improve the quality of life for people suffering from neurohealth conditions. An FDA-cleared, non-drug, noninvasive treatment for people with depression or OCD, Neuronetics’ NeuroStar® Advanced Therapy system is today’s leading TMS treatment for major depressive disorder (“MDD”) in adults, with over 4.3 million treatments delivered. NeuroStar is widely researched and backed by the largest clinical data set of any TMS system for depression, including the world’s largest depression Outcomes Registry. Neuronetics is committed to transforming lives by offering an exceptional treatment option that aims to produce extraordinary results. For safety information and indications for use, visit NeuroStar.com.

About Greenbrook TMS

Operating through 183 company-operated treatment centers, Greenbrook is a leading provider of TMS therapy and Spravato® (esketamine nasal spray), FDA cleared, non-invasive therapies for the treatment of MDD and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995:

Statements in the press release regarding Neuronetics, Inc. (the “Company”) that are not historical facts constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terms such as “outlook,” “potential,” “believe,” “expect,” “plan,” “anticipate,” “predict,” “may,” “will,” “could,” “would” and “should” as well as the negative of these terms and similar expressions. These statements are subject to significant risks and uncertainties and actual results could differ materially from those projected. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this release. These risks and uncertainties include, without limitation, risks and uncertainties related to: the Company’s ability to execute its business strategy; the Company’s ability to achieve profitability; the Company’s reliance on the sale and usage of its NeuroStar Advanced Therapy for Mental Health System to generate revenues; the scale and efficacy of the Company’s sales force; the Company’s ability to retain talent; availability of coverage and reimbursement from third-party payors for treatments using the Company’s products; physician and patient demand for treatments using the Company’s products; developments in respect of competing technologies and therapies for the indications that the Company’s products treat; product defects; the Company’s ability to obtain and maintain intellectual property protection for its technology; developments in clinical trials of NeuroStar Advanced Therapy for Mental Health System for additional indications; the impact of COVID-19 on the Company’s operational and budget plans as well as general political and economic conditions, including as a result of efforts by governmental authorities to mitigate COVID-19; and developments in regulation and regulatory review in the United States and other applicable jurisdictions. For a discussion of these and other related risks, please refer to the Company’s recent SEC filings which are available on the SEC’s website at www.sec.gov. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. Except as required by law, the Company undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events, or changes in the Company’s expectations.

Neuronetics Investor Contact:

Mike Vallie or Mark Klausner

ICR Westwicke

443-213-0499

ir@neuronetics.com

Neuronetics Media Contact:

EvolveMKD

646-517-4220

NeuroStar@evolvemkd.com

Greenbrook TMS Investor Contact:

Glen Akselrod

investorrelations@greenbrooktms.com

855-797-4867